EXHIBIT 16.1

Tel: 404-688-6841 Fax: 404-688-1075 www.bdo.corn	1100 Peachtree Street NE, Suite 700 Atlanta, GA 30309

June 3, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on May 27, 2022, to be filed by our former client, Dolphin Entertainment, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA. LLP, a Delaware limited liability partnership, is the U.S. member of BOO International Limited. a UK company limited by guarantee, and forms part of the international BOO network of independent member firms.

BOO is the brand name for the BOO network and for each of the BOO Member Firms.